

September 5, 2019

Rick Sterling
Chief Financial Officer
Intrexon Corporation
20374 Seneca Meadows Parkway
Germantown, MD 20876

   Re: Intrexon Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2018
     Filed March 1, 2019
     File No. 001-36042

Dear Mr. Sterling:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Beverages, Apparel and Mining